

Mail Stop 3561

May 18, 2016

W. Randall Fowler
President
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re:**   **Enterprise Products Partners L.P.**
> **Registration Statement on Form S-3**
> **Filed April 22, 2016**
> **File No. 333-210869**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-14323**

Dear Mr. Fowler:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Where you can find more information, page 36

2. Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, which is available on our website.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 72

3. Based on the table on page F-44, it appears that there was a significant increase from 2014 to 2015 in the gross margin on your product sales. Please explain to us in detail, and disclose in summary, the reason(s) for fluctuations in gross margin on product sales. To the extent material to an understanding of your segment results, please also provide such disclosures, including quantification of gross margins on product sales, on a segmental basis.

Gross operating margin, page 102

4. Please explain how "make-up rights" operate and whether inclusion of such amounts in your non-GAAP measure is limited to only new pipeline projects. If such revenue required by GAAP to be deferred but included in your non-GAAP measure contains other types of non-refundable fees on existing pipelines, please explain. To the extent helpful to an understanding of such rights, please provide an example of the provisions of a standard "make-up right" included in your transportation contracts. Please also consider using plain English in describing the difference between the two "make-up rights" line items included in your reconciliation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-9

5. We note your disclosures on pages 44 and 91 that "adverse economic conditions in [your] industry, such as those experienced throughout 2015 and that [you] continue to

experience at the beginning of 2016, increase the risk of nonpayment and nonperformance by customers, particularly customers that have sub-investment grade credit ratings or small-scale companies." You also indicate that approximately 4.5% of your consolidated revenues were associated with 22 independent oil and gas producers with sub-investment grade credit ratings. Given these circumstances, please tell us why your allowance for doubtful accounts and amounts charged to bad debt expense for 2015 declined from the prior year. Tell us if you have any material accounts receivable balances from customers with sub-investment grade credit ratings, customers currently in bankruptcy, and/or, as noted on page 68, any of the 120 energy companies Moody's placed on review for a possible downgrade in January 2016. If so, please tell us how any of the factors cited impacted your determination of the allowance for doubtful accounts.

Note 3. Revenue Recognition, page F-16

6. We note your disclosures on pages F-17 and -18 that certain NGL and crude oil pipeline transportation agreements have minimum volume requirements. We further note from page 69 that you expect certain of your assets in the Eagle Ford, Rockies and Haynesville areas to be impacted by lower volumes in 2016. Please tell us whether you have renegotiated or are in the process of renegotiating the fees or minimum volume commitments for any material contracts as a result of recent production declines and projections and their resulting impact on your customers' liquidity. If so, please revise MD&A to discuss and quantify the related impact of such trend on your results of operations. Please also quantify the amount of minimum volume contracts that expire over the next 12 months, to the extent material, in future quarterly and annual reports.

7. We note your disclosures on pages F-17, -18, and -19 that reservation fees related to NGL, crude oil, and refined products storage agreements are "recognized ratably" over the respective storage periods. Please explain to us and clarify in future filings how ratable recognition of such reservation fees is accomplished. If similar, please compare ratable recognition to straight-line recognition or some other analogous method. An example of how storage fees contracts are structured and recognized in revenue may be helpful to an understanding of your method.

Note 6. Investments in Unconsolidated Affiliates, page F-23

8. Please tell us how the decline in crude oil prices and related drilling activity has impacted your evaluation of impairment in investments in Crude Oil Pipelines and Services, specifically your Seaway and Eagle Ford crude oil pipeline investments.

Note 7. Intangibles Assets and Goodwill, page F-27

9. We note your disclosure on page F-29 that you used a 15% discount rate to value the discounted cash flows related to EFS Midstream customer relationships and used a 6.5% discount rate related to acquired Oiltanking customer relationships. Please tell us in

sufficient detail how you determined these discount rates and clarify why the EFS Midstream rate is more than double that of Oiltanking. In this regard, please provide a detailed description of how you develop the input assumptions for each fair value model and the reason(s) for differences in the discount rates.

Note 14. Derivative Instruments, Hedging Activities and Fair Value Measurements, page F-53

10. We note your disclosure on page F-60 that you recorded asset impairments during fiscal 2015 primarily in connection with the sale of your Offshore Business and the abandonment of certain natural gas and crude oil pipeline assets in Texas. Please address the following comments related to your long-lived asset impairments:

- We note your disclosure on page 98 that circumstances indicating the carrying amount of long-lived assets may not be recoverable could include production declines or long-term decreases in the demand or price of commodities. Considering the declines in commodity prices and drilling activity discussed on pages 68-69, tell us why your fiscal 2015 impairments appear to be primarily limited to assets sold and abandoned as opposed to assets held and used. If you tested other long-lived assets for impairment but the estimated cash flows from such assets exceeded the carrying amount, please summarize the results.

- We note your disclosure on page 69 regarding certain operating regions where you may see 2016 crude oil and condensate production declines of 10-20% and natural gas production declines of 5-15%. To the extent not covered in the preceding bullet point, please tell us how such forecasts were factored into whether an impairment assessment was necessary for such assets.

- Please quantify for us the long-lived assets associated with each of your supply basins and/or regions as well as the long-lived assets within each region that you tested for impairment during fiscal 2015. Explain to us in sufficient detail how you determined such tested assets were not impaired. For material asset groups tested for impairment, tell us the significant estimates and assumptions used in your tests and how such estimates and assumptions were determined. Quantify for us the long-lived assets considered at risk of impairment at the end of fiscal 2015.

- Although your disclosures on page 69 indicate that the Barnett, Fayetteville, and Haynesville regions may experience natural gas production declines in 2016, your disclosures on page 71 indicate that such regions "could experience an increase in drilling activity to maintain, and potentially increase, their future production levels." Please revise your disclosures to clarify any perceived inconsistencies between these statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at 202-551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: David Buck, Esq.